

March 31, 2015

<u>Via Email</u>
Mr. Zur Dadon
Spirit International, Inc.
2620 Regatta Drive, Suite 102
Las Vegas, NV 89128

> **Re: Spirit International, Inc.**
> **Amendment to Registration Statement on Form S-1**
> **Filed March 25, 2015**
> **File No. 333-197056**

Dear Mr. Dadon:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General Information</u>

1. You disclose here that Spirit has not generated any revenues since its inception. We note the statement of operations presents $3,000 of marketing and sales revenue recognized since inception. Please revise to accurately disclose the amount of revenue recognized since your inception.

<u>Use of Proceeds, page 13</u>

2. We partially reissue comment two from our letter dated February 19, 2015. Please disclose whether the company may change the allocation of the proceeds to repay this debt. In addition, please clarify whether your creditors would have a claim against the proceeds if you default on the amount owed.

Management's Discussion and Analysis or Plan of Operation, page 25

Plan of Operation

3. Please expand your discussion to specifically discuss the underlying reasons for the following items in the statement of operations:

    - The recognition of $3,000 in marketing and sales related revenue;
    - The reasons for incurring each of the general and administrative expenses totaling $10,410; and
    - The basis for management's decision to fully impair the intangible asset associated with the license and distribution rights with New World Whiskey Distilleries ("New World").

4. Please include a discussion that explains how the repayment of $75,000 to New World on July 1, 2015 may impact your liquidity and capital resources in the near term. Discuss the possible impact that an event of default may have on your operations and the course of action that would be proposed to be taken to remedy such a deficiency. See Item 303(a)(1) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 30

5. We note your revised disclosure in response to comment 4 of our letter dated February 19, 2015. In particular, we note that there remains a footnote 4, while the corresponding number has been removed from the table. Please revise to reconcile. Please clearly explain the differences in the last two columns in the table, which both reflect the percent of the class owned after the offering.

Statement of Operations, page F-4

6. Please revise your statement so that subtotals for revenue and general and administrative expenses both follow the individual line items being summed within these amounts.

Exhibit 99.2

7. We note your response to comment 6 of our letter dated February 19, 2015 and we reissue the comment. Please revise your escrow agreement to reflect the terms of this offering. In this regard, we note, nonexclusively, the stated total offering proceeds and the offering termination date are inconsistent with the corresponding terms in your prospectus. Please revise your Exhibit and prospectus, as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Brian McAllister at (202) 551-3341 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: William Eilers